

Siana E. Lowrey   VIA EDGAR AND FEDERAL EXPRESS
+1 415 693 2150
slowrey@cooley.com

October 13, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mara L. Ransom

Re: Stitch Fix, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted September 8, 2017
CIK No. 0001576942

Dear Ms. Ransom:

On behalf of Stitch Fix, Inc. ("*Stitch Fix*" or the "*Company*"), we are supplementally filing this letter and the enclosed material to the staff (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*") in connection with the Company's Confidential Draft Registration Statement on Form S-1 that was previously submitted on September 8, 2017 (the "*Draft Registration Statement*").

Please find enclosed the proposed artwork for the outside front cover, inside front cover, inside back cover and outside back cover of the prospectus contained in the Draft Registration Statement. The Company also supplementally advises the Staff that it has obtained consent to use the vendor quote and the photographs of each of the individuals pictured on the inside back cover graphic, two of whom are current active clients of the Company and one of whom is a content partner who receives product credit for posts about Stitch Fix, as noted in the graphic.

*   *   *

Please contact me at (415) 693-2150 or David Peinsipp of Cooley LLP at (415) 693-2177 with any questions or further comments regarding these enclosures.

Sincerely,

/s/ Siana E. Lowrey
Siana E. Lowrey

Enclosures

cc: David Peinsipp, Cooley LLP
        Jodie Bourdet, Cooley LLP

152128497 v1

Cooley LLP   101 California Street   5th Floor   San Francisco, CA   94111-5800
t: (415) 693-2000   f: (415) 693-2222   cooley.com

Subject to Completion, Dated   2017

Shares



STITCH FIX

Class A Common Stock

This is an initial public offering of shares of Class A common stock of Stitch Fix, Inc. We are offering shares of our Class A common stock. The selling stockholder identified in this prospectus is offering an additional shares of our Class A common stock. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholder.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price will be between $ and $ per share. We intend to apply to list our Class A common stock on the NASDAQ Global Select Market under the symbol "SFIX".

Following this offering, we will have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting, conversion and transfer rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to ten votes and is convertible at any time into one share of Class A common stock. All shares of our capital stock outstanding immediately prior to this offering, including all shares held by our executive officers, directors and their respective affiliates, and all shares issuable on the conversion of our outstanding preferred stock, will be reclassified into shares of our Class B common stock immediately prior to the completion of this offering. The holders of our outstanding Class B common stock will hold approximately % of the voting power of our outstanding capital stock immediately following this offering.

We are an "emerging growth company" as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

See "Risk Factors" beginning on page 12 to read about factors you should consider before buying our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount[1]	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholder	$	$

(1) See the section titled "Underwriting" for additional information regarding compensation payable to the underwriters.

To the extent that the underwriters sell more than shares of Class A common stock, the underwriters have the option to purchase up to an additional shares of Class A common stock from us and the selling stockholder at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on   , 2017.

Goldman Sachs & Co. LLC		**J.P. Morgan**
Barclays		**RBC Capital Markets**
Piper Jaffray	**Stifel**	**William Blair**

Prospectus dated   , 2017.

STITCH FIX

Transforming the way people find what they love.



Data That Matters

Our trusted relationship with clients allows us to collect rich high-signal data.



Data Science Woven Into the Fabric of Stitch Fix

We apply proprietary algorithms to our unique data set to power our entire business.



Client Loyalty

Better Fixes and client-stylist relationships drive repeat purchases and more data.



Human Judgment Applied to Data Science

The combination delivers personalization at scale.



***

*** FISMA & OMB Memorandum M-07-16

